UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               STOLT-NIELSEN S.A.
                                (NAME OF ISSUER)

                                  COMMON SHARES
                         (TITLE OF CLASS OF SECURITIES)

                                   L 88742 108
                                 (CUSIP Number)

ALAN B. WINSOR, ESQ.                                 WITH COPIES TO:
STOLT-NIELSEN INC.                                   DONALD P. MADDEN, ESQ.
8 SOUND SHORE DRIVE                                  WHITE & CASE
POST OFFICE BOX 2300                                 1155 AVENUE OF THE AMERICAS
GREENWICH, CT  06836                                 NEW YORK, NY 10036
203-625-3667                                         212-819-8800
--------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)







                                SEPTEMBER 1, 1997
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                                  SCHEDULE 13D

---------------------------------
 CUSIP No. [L 88742 108]
---------------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           JACOB STOLT-NIELSEN, JR.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) /  /
                                                                        (B) /  /
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                     /  /
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           NORWEGIAN
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON               21,647
WITH                                --------------------------------------------
                                     8      SHARED VOTING POWER
                                             18,003,437
                                    --------------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                             21,647
                                    --------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                             18,003,437
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          18,025,084
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     /  /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           61.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------
 CUSIP No. [L 88742 108]
---------------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ANSBACHER (CAYMAN) LIMITED
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A)  /  /
                                                                       (B)  /  /
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                     /  /
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           CAYMAN ISLANDS
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON               0
WITH                                --------------------------------------------
                                     8      SHARED VOTING POWER
                                             18,003,437
                                    --------------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                             0
                                    --------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                             18,003,437
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           18,003,437
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     /  /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           61.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------
 CUSIP No. [L 88742 108]
---------------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          CAYMAN INTERNATIONAL TRUST COMPANY LIMITED
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A)  /  /
                                                                       (B)  /  /
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                     /  /
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           CAYMAN ISLANDS
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON               0
WITH                                --------------------------------------------
                                     8      SHARED VOTING POWER
                                             18,003,437
                                    --------------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                             0
                                    --------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                             18,003,437
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           18,003,437
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     /  /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           61.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------
 CUSIP No. [L 88742 108]
---------------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           FIDUCIA LTD.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A)  /  /
                                                                       (B)  /  /
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                     /  /
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           BERMUDA
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON                0
WITH                                --------------------------------------------
                                     8      SHARED VOTING POWER
                                              18,003,437
                                    --------------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                              0
                                    --------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                              18,003,437
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           18,003,437
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     /  /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          61.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

          This statement on Schedule 13D relates to the Common Shares (the "Common Shares") of Stolt-Nielsen S.A. ("SNSA"), the principal executive offices of which are located at c/o Stolt-Nielsen Limited, Aldwych House, 71-91 Aldwych, London WC28-4HN, England.


ITEM 2.  IDENTITY AND BACKGROUND

          This statement on Schedule 13D is being filed by Mr. Jacob Stolt-Nielsen, Jr. ("Mr. Stolt-Nielsen"), Ansbacher (Cayman) Limited ("Ansbacher"), Cayman International Trust Company Limited ("CIT", and together with Ansbacher, the "Trustees") and Fiducia Ltd. ("Fiducia" and, together with Mr. Stolt-Nielsen and the Trustees, the "Reporting Persons").

          The attached Schedule A is a list of the executive officers and directors of Fiducia which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv) citizenship.

          During the last five years, none of the Reporting Persons and, to the best knowledge of Fiducia, none of the persons named on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          No funds were used to acquire the Common Shares. Mr. Stolt-Nielsen and members of his immediate family contributed the Common Shares to Fiducia in exchange for shares of Fiducia. Mr. Stolt-Nielsen and such family members transferred the shares of Fiducia to the Trustees to be held in trust for the benefit of the Stolt-Nielsen family.


ITEM 4.  PURPOSE OF THE TRANSACTION

          This filing is the result of the reorganization of the ownership structure of the Common Shares held by the Stolt-Nielsen family. Previous filings relating to the ownership of the Common Shares by Mr. Stolt-Nielsen were filed on Schedule 13G and amendments thereto.

          None of the Reporting Persons and, to the best knowledge of Fiducia, none of the persons set forth on Schedule A, has any current plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of SNSA or the disposition of securities of SNSA; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of SNSA or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of SNSA or any of its subsidiaries; (d) any change in the present board of directors or management of SNSA, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of SNSA; (f) any other material change in SNSA's business or corporate structure; (g) changes in SNSA's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of the control of SNSA by any person; (h) any of SNSA's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) any of SNSA's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

          Notwithstanding the foregoing, the Reporting Persons may in the future determine to acquire additional Common Shares or to dispose of Common Shares in the ordinary course of managing their businesses and investment portfolios or meeting their fiduciary obligations.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) (i) Mr. Stolt-Nielsen may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

          (ii) Ansbacher may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

          (iii) CIT may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

          (iv) Fiducia may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

          (v) Of the persons listed in Schedule A, the following are the beneficial owners of Common Shares in amounts shown next to their names:

                  Jacob Stolt-Nielsen, Jr.                    21,647
                  Jacob B. Stolt-Nielsen                      26,400
                  Niels Gregers Stolt-Nielsen                  6,200

          (b) Reference is made to the applicable cover page for each Reporting Person for information concerning the number of shares as to which there is sole or shared power to vote or to direct the vote or sole or shared power to dispose or to direct the disposition.

          The Board of Directors of Fiducia has granted a power of attorney to Mr. Stolt-Nielsen to vote the Common Shares held by Fiducia and to act on behalf of Fiducia at any meeting of the shareholders of SNSA.

          Except as noted in the immediately preceding paragraph, where the power to vote or to direct the vote of Common Shares is shared, the Reporting Person shares such power with the other Reporting Persons. Where the power to dispose or to direct the disposition of Common Shares is shared, the power is shared with the other Reporting Persons.

          (c) Through a series of transfers completed in 1997, Mr. Stolt-Nielsen and members of his family transferred substantially all Common Shares held by them to Fiducia in exchange for shares of Fiducia, which were then transferred to the Trustees, who hold such shares in substantially equal amounts in trust for the benefit of the Stolt-Nielsen family.

          (d) All dividends received on Common Shares described in this Schedule 13D and proceeds from the sale thereof are received by Fiducia for the benefit of the shareholders of Fiducia.

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The Board of Directors of Fiducia has granted a power of attorney to Mr. Stolt-Nielsen to vote the Common Shares held by Fiducia and to act on behalf of Fiducia at any meeting of the shareholders of SNSA.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

       Exhibit No.                                Description
            1                      Consent of Ansbacher (Cayman) Limited
            2                      Consent of Cayman International Trust Company
                                   Limited
            3                      Consent of Fiducia Ltd.

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 1998
                                                /s/ Jacob Stolt-Nielsen, Jr.
                                                --------------------------------
                                                Jacob Stolt-Nielsen, Jr.

                                                                      SCHEDULE A


I.       FIDUCIA

          Each person named below is a director or executive officer of Fiducia:

                                                                                   PRESENT PRINCIPAL OCCUPATION OR
NAME AND CITIZENSHIP                    BUSINESS ADDRESS                                      EMPLOYMENT
Jacob Stolt-Nielsen, Jr.                c/o Stolt-Nielsen Limited               Chairman of the Board of
Norwegian                               Aldwych House                           Stolt-Nielsen S.A.
                                        71-91 Aldwych
                                        London WC2B 4HN, ENGLAND

Jacob B. Stolt-Nielsen                  c/o Stolt-Nielsen A.S.                  President, Terminal Division
Norwegian                               Grev Wedels Plass 5                     of Stolt-Nielsen S.A.
                                        P.O. Box 370 Sentrum
                                        0102 Oslo, NORWAY

Niels Gregers Stolt-Nielsen             Stolt Sea Farm A.S.                     President, Seafood Division
Norwegian                               Grev Wedels Plass 5                     of Stolt-Nielsen S.A.
                                        P.O. Box 370 Sentrum
                                        0102 Oslo, NORWAY

John G. Wakely                          Stolt Tank Containers                   Chairman, Stolt Tank Containers
British                                 Leasing Ltd.                            Leasing Ltd.
                                        British American Building
                                        133 Front Street - 4th floor
                                        P.O. Box HM 3143
                                        Hamilton HM-12, BERMUDA

John M. Sharpe                          Conyers, Dill & Pearman                 Attorney - Bermuda
Bermudan                                Clarendon House
                                        2 Church Street
                                        P.O. Box HM 666
                                        Hamilton HM CX, BERMUDA

Malcom C. Furbert                       Conyers, Dill & Pearman                 Attorney - Bermuda
Bermudan                                Clarendon House
                                        2 Church Street
                                        P.O. Box HM 666
                                        Hamilton HM CX, BERMUDA

Catharine J. Lymbery                    Conyers, Dill & Pearman                 Attorney - Bermuda
Bermudan                                Clarendon House
                                        2 Church Street
                                        P.O. Box HM 666
                                        Hamilton HM CX, BERMUDA

Charles G. Collis                       Conyers, Dill & Pearman                 Attorney - Bermuda
Bermudan                                Clarendon House
                                        2 Church Street
                                        P.O. Box HM 666
                                        Hamilton HM CX, BERMUDA

                                  EXHIBIT INDEX



Exhibit No.                                     Description

    1                               Consent of Ansbacher (Cayman) Limited

    2                               Consent of Cayman International Trust
                                    Company Limited

    3                               Consent of Fiducia Ltd.

                                                                       EXHIBIT 1


                      Consent of Ansbacher (Cayman) Limited


          The undersigned agrees that the Schedule 13D executed by Jacob Stolt-Nielsen, Jr. to which this statement is attached as an exhibit is filed on behalf of Jacob Stolt-Nielsen, Jr., Ansbacher (Cayman) Limited, Cayman International Trust Company Limited and Fiducia Ltd. pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

Dated:  February 17, 1998


                                               ANSBACHER (CAYMAN) LIMITED



                                               By: /s/ G. Crossan
                                                   -----------------------------
                                                   Name:  G. Crossan
                                                   Title: Authorized Signatory


                                               By: /s/ J. Bryan Bothwell
                                                   -----------------------------
                                                   Name:  J. Bryan Bothwell
                                                   Title: Authorized Signatory

                                                                       EXHIBIT 2


              Consent of Cayman International Trust Company Limited


          The undersigned agrees that the Schedule 13D executed by Jacob Stolt-Nielsen, Jr. to which this statement is attached as an exhibit is filed on behalf of Jacob Stolt-Nielsen, Jr., Ansbacher (Cayman) Limited, Cayman International Trust Company Limited and Fiducia Ltd. pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

Dated:  February 17, 1998


                                                CAYMAN INTERNATIONAL TRUST
                                                  COMPANY LIMITED


                                                By:  /s/ G. Crossan
                                                     --------------------------
                                                     Name:  G. Crossan
                                                     Title: Authorized Signatory


                                                By:  /s/ J. Bryan Bothwell
                                                     --------------------------
                                                     Name:  J. Bryan Bothwell
                                                     Title: Authorized Signatory

                                                                       EXHIBIT 3


                             Consent of Fiducia Ltd.


          The undersigned agrees that the Schedule 13D executed by Jacob Stolt-Nielsen, Jr. to which this statement is attached as an exhibit is filed on behalf of Jacob Stolt-Nielsen, Jr., Ansbacher (Cayman) Limited, Cayman International Trust Company Limited and Fiducia Ltd. pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

Dated:  February 17, 1998


                                                 FIDUCIA LTD.



                                                 By: /s/ J.G. Wakely
                                                     ---------------------------
                                                     Name:  J.G. Wakely
                                                     Title: Chairman